Form 6-K

US SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: MARCH  2005

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: March 24, 2005	s/ Hugh L. Hooker
Name:	Hugh L. Hooker
Title:	Associate General Counsel and Corporate Secretary

Exhibit Index

Exhibit

Description of Exhibit

1

News Release -  Petro-Canada Files 2004 Annual Disclosure Reports

Exhibit 1

For immediate release

March 24, 2005

For immediate release

March 24, 2005

 (publié également en français)

Petro-Canada Files 2004 Annual Disclosure Reports

Calgary — Petro-Canada today filed its 2004 Annual Report with securities regulatory authorities in Canada and the United States. The Annual Report contains the audited Consolidated Financial Statements and accompanying notes for the year ended December 31, 2004, as well the related Management's Discussion and Analysis. Petro-Canada also filed its Annual Information Form (AIF) for the year ended December 31, 2004.

Both the 2004 Annual Report and the AIF include disclosure and reports relating to reserves data and other oil and gas information required by Canadian securities regulatory authorities according to National Instrument 51-101; Standards for Disclosure for Oil and Gas Activities.

Summary year-end disclosure was provided on January 27, 2005 in the fourth quarter and year-end news release.

New this year, Petro-Canada has developed a user-friendly, HTML-based on-line version of the 2004 Annual Report located at www.petro-canada.ca/annualreport2004/eng/. Copies of all of Petro-Canada’s 2004 disclosure reports may also be obtained on www.sedar.com and on www.sec.gov.

Petro-Canada is one of the largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For investor inquiries, please contact:

For media inquiries, please contact:

Gordon Ritchie

Jackie Dragojevic

Investor Relations

Corporate Communications

(403) 296-7691

(403) 296-3648

E-mail:  investor@petro-canada.ca

INTERNET SITE:  www.petro-canada.ca